Exhibit 4.13

FOURTH AMENDMENT TO THE FIRST RESTATEMENT

OF THE MERIT MEDICAL SYSTEMS, INC.

401(k) PROFIT SHARING PLAN AND TRUST

WHEREAS, Merit Medical Systems, Inc. (the “Principal Employer”) maintains the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan and Trust (the “Plan”) for the benefit of its employees and the employees of its participating affiliates, which Plan was initially adopted effective January 1991; restated in 2001 pursuant to the First Restatement of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan and Trust; amended April 16, 2002 pursuant to the First Amendment to the First Restatement of the Plan; amended July 26, 2002 pursuant to the Second Amendment to the First Restatement of the Plan; and amended December 18, 2002 pursuant to the Third Amendment to the First Restatement of the Plan; and

WHEREAS, the Plan has heretofore required that the portion of each participant’s Non-Qualified Matching Contribution Account attributable to employer contributions made prior to June 2002 be invested in shares of Principal Employer stock (“Restricted Shares”); and

WHEREAS, the Principal Employer desires to further amend the Plan document to allow self-directing Plan participants to diversify over time the investment of their Non-Qualified Matching Contribution Account balances into other investments offered under the Plan.

NOW, THEREFORE, the Principal Employer hereby amends the Plan as follows:

1.                                       Article X B2(a) of the Plan is amended to add the following sentences at the end thereof:

“Any provision in the Plan to the contrary notwithstanding, with respect to any shares of Employer Stock that were held in Non-Qualified Matching Contribution Accounts as of May 31, 2002, plus any additional shares of Employer Stock received as a stock dividend or as a stock split with respect to such May 31, 2002 shares (collectively “Restricted Shares”):  (i) effective on and after May 5, 2003, a Participant may direct the Plan Administrator and Trustee to liquidate, and reinvest as a self-directed investment under Article XI A of the Plan the proceeds from the sale of, fifty percent (50%) of the number of Restricted Shares allocated to his Non-Qualified Matching Contribution Account as of May 5, 2003; and (ii) effective on and after January 1, 2004, a Participant may direct the Plan Administrator and Trustee to liquidate, and reinvest as a self-directed investment under Article XI A of the Plan the proceeds from the sale of, any or all remaining Restricted Shares held in his Non-Qualified Matching Contribution Account.  As a the result, on and after January 1, 2004, no portion of a Participant’s Accounts will be required to be invested in Employer Stock unless the Participant elects to self-direct the investment of all or a portion of his Accounts into Employer Stock.”

2.                                       Except as modified above, the First Restatement of the Plan is hereby ratified and continued in accordance with its original terms.

IN WITNESS WHEREOF, the Principal Employer has caused this Fourth Amendment to be executed by its duly authorized officer this 5th day of May, 2003.

MERIT MEDICAL SYSTEMS, INC.

By:	/S/
Its:
Name:

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